

PZENA INVESTMENT MANAGEMENT, INC. REPORTS RESULTS
FOR THE FIRST QUARTER OF 2013

- **Revenue was $20.8 million for the first quarter, operating income was $9.4 million.**

- **Diluted earnings per share was $0.09 on a GAAP basis and $0.08 on a non-GAAP basis.**

- **Declared a quarterly dividend of $0.03 per share.**

NEW YORK, NEW YORK, April 23, 2013 – Pzena Investment Management, Inc. (NYSE: PZN) reported the following U.S. GAAP (U.S. Generally Accepted Accounting Principles) and non-GAAP basic and diluted net income and earnings per share for the three months ended March 31, 2013 and 2012 (in thousands, except per-share amounts):

	GAAP Basis For the Three Months Ended March 31,		Non-GAAP Basis For the Three Months Ended March 31,	
	2013	2012	2013	2012
	(unaudited)			
Basic Net Income	$ 1,169	$ 1,007	$ 983	$ 911
Basic Earnings Per Share	$ 0.10	$ 0.10	$ 0.09	$ 0.09
Diluted Net Income	$ 5,806	$ 5,698	$ 5,620	$ 5,602
Diluted Earnings Per Share	$ 0.09	$ 0.09	$ 0.08	$ 0.09

The results for the three months ended March 31, 2013 and 2012 include recurring adjustments related to the Company's tax receivable agreement and the associated liability to its selling and converting shareholders. Management believes that these accounting adjustments add a measure of non-operational complexity which obscures the underlying performance of the business. In evaluating the financial condition and results of operations, management also reviews non-GAAP measures of earnings, which exclude these items. Excluding these adjustments, non-GAAP diluted net income and non-GAAP diluted earnings per share were $5.6 million and $0.08, respectively, for the three months ended March 31, 2013, and $5.6 million and $0.09, respectively, for the three months ended March 31, 2012. GAAP and non-GAAP net income for diluted earnings per share generally assume all operating company membership units are converted into Company stock at the beginning of the reporting period, and the resulting change to Company GAAP and non-GAAP net income associated with its increased interest in the operating company is taxed at the Company's effective tax rate, exclusive of the adjustments noted above and other one-time adjustments. When this conversion results in an increase in earnings per share or a decrease in loss per share, diluted net income and diluted earnings per share are assumed to be equal to basic net income and basic earnings per share for the reporting period.

Management uses the non-GAAP measures to assess the strength of the underlying operations of the business. It believes the non-GAAP measures provide information to better analyze the Company's operations between periods and over time. Investors should consider the non-GAAP measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

Assets Under Management (unaudited)

($ billions)

		Three Months Ended					Twelve Months Ended		
		March 31, 2013		December 31, 2012		March 31, 2012		March 31, 2013	March 31, 2012
Institutional Accounts									
Assets									
Beginning of Period	$	11.2	$	11.2	$	11.3	$	12.2 $	13.0
Inflows		*0.4*		*0.1*		*0.1*		*1.0*	*1.8*
Outflows		*(0.5)*		*(0.6)*		*(0.8)*		*(2.6)*	*(2.5)*
Net Flows		(0.1)		(0.5)		(0.7)		(1.6)	(0.7)
Market Appreciation/(Depreciation)		1.1		0.5		1.6		1.6	(0.1)
End of Period	$	12.2	$	11.2	$	12.2	$	12.2 $	12.2
Retail Accounts									
Assets									
Beginning of Period Assets	$	5.9	$	5.6	$	2.2	$	2.5 $	3.3
Inflows		*0.8*		*0.4*		*0.1*		*4.6*	*0.8*
Outflows		*(0.2)*		*(0.3)*		*(0.2)*		*(0.9)*	*(1.5)*
Net Flows		0.6		0.1		(0.1)		3.7	(0.7)
Market Appreciation/(Depreciation)		0.8		0.2		0.4		1.1	(0.1)
End of Period	$	7.3	$	5.9	$	2.5	$	7.3 $	2.5
Total									
Assets									
Beginning of Period	$	17.1	$	16.8	$	13.5	$	14.7 $	16.3
Inflows		*1.2*		*0.5*		*0.2*		*5.6*	*2.6*
Outflows		*(0.7)*		*(0.9)*		*(1.0)*		*(3.5)*	*(4.0)*
Net Flows		0.5		(0.4)		(0.8)		2.1	(1.4)
Market Appreciation/(Depreciation)		1.9		0.7		2.0		2.7	(0.2)
End of Period	$	19.5	$	17.1	$	14.7	$	19.5 $	14.7

Financial Discussion

Revenue (unaudited)

($ thousands)

		Three Months Ended				
		March 31, 2013		December 31, 2012		March 31, 2012
Institutional Accounts	$	16,540	$	15,809	$	17,350
Retail Accounts		4,302		3,503		2,418
Total	$	20,842	$	19,312	$	19,768

Revenue was $20.8 million for the first quarter of 2013, an increase of 7.9% from $19.3 million for the fourth quarter of 2012, and an increase of 5.4% from $19.8 million for the first quarter of 2012.

Average assets under management for the first quarter of 2013 was $18.5 billion, an increase of 10.1% from $16.8 billion for the fourth quarter of 2012, and an increase of 29.4% from $14.3 billion for the first quarter of 2012. The increase from the fourth quarter of 2012 and from the first quarter of 2012 was due to market appreciation and net inflows.

The weighted average fee rate was 0.450% for the first quarter of 2013, decreasing from 0.461% for the fourth quarter of 2012, and from 0.552% for the first quarter of 2012. The decrease from the fourth quarter of 2012 was primarily due to the increase in average assets under management during the first quarter of 2013. Our tiered fee schedules typically charge lower rates as account size increases. The decrease from the first quarter of 2012 was also driven by the increase in weighted average assets under management primarily associated with the large inflow representing the Company's assignment to manage 28% of the Vanguard Windsor Fund as of the beginning of August 2012, along with a decrease in performance fees recognized during the first quarter of 2013.

The weighted average fee rate for institutional accounts was 0.558% for the first quarter of 2013, decreasing from 0.569% for the fourth quarter of 2012, and from 0.581% for the first quarter of 2012. The decrease from the fourth quarter of 2012 was primarily due to an increase in average assets under management during the first quarter of 2013. The decrease from the first quarter of 2012 was primarily due to a decrease in performance fees recognized during the first quarter of 2013.

The weighted average fee rate for retail accounts was 0.258% for the first quarter of 2013, increasing from 0.248% for the fourth quarter of 2012, and decreasing from 0.406% for the first quarter of 2012. The increase from the fourth quarter of 2012 was primarily due to inflows into certain retail products that generally carry higher fees. The decrease from the first quarter of 2012 was primarily due to the impact of the Vanguard assignment.

Total operating expenses were $11.4 million in the first quarter of 2013, increasing from $9.8 million in the fourth quarter of 2012 and from $9.9 million for the first quarter of 2012. The increase from the fourth quarter of 2012 and from the first quarter of 2012, include an expense of $0.6 million associated with severance charges. The balance represents increases in the Company's discretionary bonus accruals. Details of operating expenses are shown below:

Operating Expenses (unaudited)

($ thousands)

| | Three Months Ended | | |
	March 31, 2013	December 31, 2012	March 31, 2012
Compensation and Benefits Expense	$ 9,608	$ 7,881	$ 8,173
General and Administrative Expense	1,809	1,963	1,703
Operating Expenses	$ 11,417	$ 9,844	$ 9,876

As of March 31, 2013, employee headcount was 71, up from 70 at December 31, 2012 and from 65 at March 31, 2012.

The operating margin was 45.2% for the first quarter of 2013, compared to 49.0% for the fourth quarter of 2012, and 50.0% for the first quarter of 2012.

Other income/(expense) was an expense of $0.2 million for the first quarter of 2013, income of $0.2 million for the fourth quarter of 2012, and income of less than $0.1 million for the first quarter of 2012. Other income/(expense) includes the net realized and unrealized gain/(loss) recognized by the Company on its direct investments, as well as those recognized by the Company's external investors on their investments in investment partnerships that the Company is required to consolidate. A portion of realized and unrealized gain/(loss) associated with the investments of the Company's outside interests are offset in net income attributable to non-controlling interests. For the first quarter 2013, other income/(expense) also includes an expense of $1.0 million associated with an increase in the Company's liability to its selling and converting shareholders resulting from changes in the realizability of its related deferred tax asset. Such adjustments generated expenses of $0.3 million and $1.0 million in the fourth quarter of 2012 and the first quarter of 2012, respectively. Details of other income/(expense), as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Other Income/(Expense) (unaudited)

($ thousands)

| | Three Months Ended | | |
	March 31, 2013	December 31, 2012	March 31, 2012
Net Interest and Dividend Income	$ 56	$ 97	$ 52
Net Realized and Unrealized Gain from Investments	851	459	855
Change in Liability to Selling and Converting Shareholders[1]	(1,039)	(305)	(973)
Other Income/ (Expense)	(40)	(43)	105
GAAP Other Income/ (Expense)	(172)	208	39
Change in Liability to Selling and Converting Shareholders[1]	1,039	305	973
Outside Interests of Investment Partnerships[2]	(408)	(291)	(469)
Non-GAAP Other Income, Net of Outside Interests	$ 459	$ 222	$ 543

(1) Reflects the change in the liability to the Company's selling and converting shareholders associated with the deferred tax asset generated by the Company's initial public offering and subsequent unit conversions.

(2) Represents the non-controlling interest allocation of the loss/(income) of the Company's consolidated investment partnerships to its external investors.

The Company recognized a $0.4 million tax benefit for the first quarter of 2013 and $1.0 million and $0.2 million in income tax expense for the fourth quarter of 2012 and the first quarter of 2012, respectively. First quarter 2013 income taxes included $1.2 million in income associated with a decrease to the valuation allowance recorded against the Company's deferred tax asset related to the basis step ups associated with operating company unit exchanges. Such adjustments generated $0.4 million in income tax benefit in the fourth quarter of 2012 and $1.1 million in income tax benefit in the first quarter of 2012. First quarter 2013 income taxes reflect the effects of a $0.6 million benefit associated with prior period adjustments to our unincorporated business tax obligations. Details of the income tax expense/ (benefit), as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Income Tax (Benefit)/Expense (unaudited)

($ thousands)

	Three Months Ended		
	March 31, 2013	December 31, 2012	March 31, 2012
Corporate Income Tax Expense	$ 733	$ 686	$ 682
Unincorporated Business Tax Expense[1]	54	642	633
Non-GAAP Income Tax Expense	787	1,328	1,315
Change in Valuation Allowance[2]	(1,225)	(370)	(1,069)
GAAP Income Tax (Benefit)/Expense	$ (438)	$ 958	$ 246

(1) Includes a $0.6 million tax benefit associated with prior period adjustments.

(2) Reflects the change in the valuation allowance assessed against the deferred tax asset established as part of the Company's initial public offering and subquent unit conversions.

Details of the non-controlling interests in the operations of the Company's operating company and consolidated subsidiaries, as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Non-Controlling Interests (unaudited)

($ thousands)

	Three Months Ended		
	March 31, 2013	December 31, 2012	March 31, 2012
Operating Company Allocation	$ 8,114	$ 7,471	$ 8,209
Outside Interests of Investment Partnerships[1]	408	291	469
GAAP Net Income Attributable to Non-Controlling Interests	$ 8,522	$ 7,762	$ 8,678

(1) Represents the non-controlling interest allocation of the loss/(income) of the Company's consolidated investment partnerships to its external investors.

On April 16, 2013, the Company's Board of Directors approved a quarterly dividend of $0.03 per share of its Class A common stock to be declared on April 23, 2013. The following dates apply to the dividend:

    Record Date: May 16, 2013

    Payment Date: May 30, 2013

During the last twelve months, inclusive of the dividend noted above, the Company declared total dividends of $0.25 per share of its Class A common stock.

First quarter 2013 Earnings Call Information

Pzena Investment Management, Inc. (NYSE: PZN) will hold a conference call to discuss the Company's financial results and outlook at 10:00 a.m. ET, Wednesday, April 24, 2013. The call will be open to the public.

Webcast Instructions: To gain access to the webcast, which will be "listen-only," go to the Events page in the Investor Relations area of the Company's website, www.pzena.com.

Teleconference Instructions: To gain access to the conference call via telephone, U.S./Canada callers should dial 877-703-6102; international callers should dial 857-244-7301. The conference ID number is 54900330.

Replay: The conference call will be available for replay through May 10, 2013, on the web using the information given above.

About Pzena Investment Management

Pzena Investment Management, LLC, the firm's operating company, is a value-oriented investment management firm. Founded in 1995, Pzena Investment Management has built a diverse, global client base. More firm and stock information is posted at www.pzena.com.

Forward-Looking Statements

This press release may contain, in addition to historical information, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company's current assumptions, expectations and projections about future events. Words like "believe," "anticipate," "intend," "estimate," "expect," "project," and similar expressions are used to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of the Company's management and involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Among the factors that could cause actual results to differ from those expressed or implied by a forward-looking statement are those described in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K, as filed with the SEC on March 12, 2013 and in the Company's Quarterly Reports on Form 10-Q as filed with the SEC. In light of these risks, uncertainties, assumptions, and factors, actual results could differ materially from those expressed or implied in the forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this release.

The Company is not under any obligation and does not intend to make publicly available any update or other revisions to any forward-looking statements to reflect circumstances existing after the date of this release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

Contact: Gary Bachman, 212-355-1600 or bachman@pzena.com

PZENA INVESTMENT MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(in thousands)

	As of	
	March 31, 2013	**December 31, 2012**
	(unaudited)	
ASSETS		
Cash and Cash Equivalents	$ 24,459	$ 32,645
Restricted Cash	1,031	1,030
Due from Broker	1,639	22
Advisory Fees Receivable	16,801	14,626
Investments, at Fair Value	6,967	5,170
Prepaid Expenses and Other Assets	1,559	719
Deferred Tax Asset, Net of Valuation Allowance of $63,832 and $59,917, respectively	10,904	9,688
Property and Equipment, Net of Accumulated Depreciation of $2,734 and $2,695, respectively	740	779
TOTAL ASSETS	$ 64,100	$ 64,679
LIABILITIES AND EQUITY		
Liabilities:		
Accounts Payable and Accrued Expenses	$ 6,735	$ 4,305
Due to Broker	1,649	23
Liability to Selling and Converting Shareholders	9,373	9,656
Lease Liability	1,097	1,203
Deferred Compensation Liability	519	1,327
Other Liabilities	162	199
TOTAL LIABILITIES	19,535	16,713
Equity:		
Total Pzena Investment Management, Inc.'s Equity	14,206	14,569
Non-Controlling Interests	30,359	33,397
TOTAL EQUITY	44,565	47,966
TOTAL LIABILITIES AND EQUITY	$ 64,100	$ 64,679

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per-share amounts)

	Three Months Ended March 31,	
	2013	**2012**
REVENUE	$ 20,842	$ 19,768
EXPENSES		
Compensation and Benefits Expense	9,608	8,173
General and Administrative Expense	1,809	1,703
TOTAL OPERATING EXPENSES	11,417	9,876
Operating Income	9,425	9,892
Other Income/(Expense)	(172)	39
Income Before Taxes	9,253	9,931
Income Tax (Benefit)/Expense	(438)	246
Consolidated Net Income	9,691	9,685
Less: Net Income Attributable to Non-Controlling Interests	8,522	8,678
Net Income Attributable to Pzena Investment Management, Inc.	$ 1,169	$ 1,007
Earnings per Share - Basic and Diluted Attributable to Pzena Investment Management, Inc. Common Stockholders:		
Net Income for Basic Earnings per Share	$ 1,169	$ 1,007
Basic Earnings per Share	$ 0.10	$ 0.10
Basic Weighted Average Shares Outstanding	11,267,021	10,575,089
Net Income for Diluted Earnings per Share	$ 5,806	$ 5,698
Diluted Earnings per Share	$ 0.09	$ 0.09
Diluted Weighted Average Shares Outstanding	66,583,836	65,326,809

PZENA INVESTMENT MANAGEMENT, INC.

UNAUDITED NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per-share amounts)

	Non-GAAP Basis Three Months Ended March 31,	
	2013	**2012**
REVENUE	$ 20,842	$ 19,768
EXPENSES		
Compensation and Benefits Expense	9,608	8,173
General and Administrative Expense	1,809	1,703
TOTAL OPERATING EXPENSES	11,417	9,876
Operating Income	9,425	9,892
Other Income, Net of Outside Interests	459	543
Income Before Taxes and Operating Company Allocation	9,884	10,435
Unincorporated Business Tax Expense	54	633
Allocable Income	9,830	9,802
Operating Company Allocation	8,114	8,209
Income Before Corporate Income Taxes	1,716	1,593
Corporate Income Tax Expense	733	682
Non-GAAP Net Income	$ 983	$ 911
Tax Receivable Agreement Income, Net of Taxes	186	96
GAAP Net Income	$ 1,169	$ 1,007
Earnings Per Share - Basic and Diluted Attributable to Pzena Investment Management, Inc. Common Stockholders:		
Net Income for Basic Earnings per Share	$ 983	$ 911
Basic Earnings per Share	$ 0.09	$ 0.09
Basic Weighted Average Shares Outstanding	11,267,021	10,575,089
Net Income for Diluted Earnings per Share	$ 5,620	$ 5,602
Diluted Earnings per Share	$ 0.08	$ 0.09
Diluted Weighted Average Shares Outstanding	66,583,836	65,326,809